Exhibit 7

CONSOLIDATED BALANCE SHEETS

TRUIST FINANCIAL CORPORATION AND SUBSIDIARIES

(Dollars in millions, except per share data, shares in thousands)	Dec 31, 2025	Dec 31, 2024
Assets
Cash and due from banks	$4,967	$5,793
Interest-bearing deposits with banks	31,410	33,975
Securities borrowed or purchased under agreements to resell	3,200	2,550
Trading assets at fair value	5,790	5,100
AFS securities at fair value	65,042	67,464
HTM securities (fair value of $39,130 and $40,286, respectively)	47,186	50,640
LHFS (including $1,622 and $1,233 at fair value, respectively)	1,883	1,388
Loans and leases (including $11 and $13 at fair value, respectively)	328,595	306,383
ALLL	(5,030)	(4,857)
Loans and leases, net of ALLL	323,565	301,526
Premises and equipment	3,172	3,225
Goodwill	17,125	17,125
CDI and other intangible assets	1,256	1,550
Loan servicing rights at fair value	3,972	3,708
Other assets (including $1,725 and $1,271 at fair value, respectively)	38,970	37,132
Total assets	$547,538	$531,176
Liabilities
Noninterest-bearing deposits	$105,092	$107,451
Interest-bearing deposits (including $639 and $192 at fair value, respectively)	295,306	283,073
Short-term borrowings (including $2,394 and $1,896 at fair value, respectively)	27,839	29,205
Long-term debt	41,963	34,956
Other liabilities (including $1,797 and $2,286 at fair value, respectively)	12,149	12,812
Total liabilities	482,349	467,497
Shareholders’ Equity
Preferred stock	4,916	5,907
Common stock, $5 par value	6,312	6,580
Additional paid-in capital	33,663	35,628
Retained earnings	26,067	23,777
AOCI, net of deferred income taxes	(5,769)	(8,213)
Total shareholders’ equity	65,189	63,679
Total liabilities and shareholders’ equity	$547,538	$531,176
Common shares outstanding	1,262,470	1,315,936
Common shares authorized	2,000,000	2,000,000
Preferred shares outstanding	176	216
Preferred shares authorized	5,000	5,000

The accompanying notes are an integral part of these consolidated financial statements.

94 Truist Financial Corporation